

Mailstop 3233

May 11, 2016

<u>Via E-Mail</u>
Lori B. Wittman
Executive Vice President and Chief Financial Officer
Care Capital Properties, Inc.
191 N. Wacker Dr., Suite 1200
Chicago, IL 60606

       Re: **Care Capital Properties, Inc.**
              Form 10-K for the fiscal year ended December 31, 2015
              Filed March 10, 2016
              File No. 1-37356

Dear Ms. Wittman:

We have reviewed your May 4, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 21, 2016 letter.

<u>Schedule III, page 98</u>

1.   We note your response to our prior comment three. Please further clarify for us the nature of the changes in real estate contributed from Ventas.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3295 with any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
  Commodities